NI 51-102F4 - BUSINESS ACQUISITION REPORT

Item 1    Identity of Company

1.1    Name and Address of Company

Alamos Gold Inc.
130 Adelaide Street West, Suite 2200
Toronto, Ontario Canada M5H 3P5

1.2    Executive Officer

Gregory Fisher
Vice President, Finance
Telephone: 416-368-9932

Item 2    Details of Acquisition

2.1    Nature of Business Acquired

The Arrangement which was completed on July 2, 2015, combined two highly-complementary asset portfolios, including two long-life, cash flow-generating gold mines: AuRico’s Young Davidson mine in Ontario, Canada, and Former Alamos’ Mulatos mine in Sonora, Mexico, in addition to a pipeline of development and grass roots exploration projects.

In addition, as set out in detail in the Circular (see below), a new company, AuRico Metals Inc. (“AuRico Metals”) was formed to hold certain assets of AuRico, including the Kemess project, certain royalties and cash. Approximately 95.1% of the common shares of AuRico Metals (“AuRico Metals Shares”) were distributed to Former Alamos and AuRico shareholders. Following completion of the Arrangement, Alamos holds an equity interest of approximately 4.9% in AuRico Metals.

Detailed information about each of the respective businesses (including AuRico Metals) can be found in the joint management information circular dated May 22, 2015, available under Former Alamos and AuRico’s SEDAR (www.sedar.com) profiles (the “Circular”). For the purposes of go-forward accounting treatment, Former Alamos is considered the acquired company.

2.2     Acquisition Date

July 2, 2015

2.3    Consideration

Under the terms of the Arrangement, each Former Alamos Gold share held was exchanged for one (1) Class A common share of Alamos (“Class A Shares”), US$0.0001 in cash, and 0.4397 AuRico Metals Shares, and each AuRico Gold share held was exchanged for 0.5046 Class A Shares and 0.2219 AuRico Metals Shares.

Alamos has approximately 255,505,000 Class A Shares outstanding with former Alamos and former AuRico shareholders each owning approximately 50% and AuRico Metals has approximately 118,120,000 shares outstanding with former Alamos and former AuRico shareholders each owning approximately 50% of the shares not held by Alamos.

2.4    Effect on Financial Position

The effect of the Acquisition on the Company’s financial position is outlined in the unaudited pro forma consolidated financial statements attached as Appendix A to this Report.

The Company does not presently plan or propose to make any material change in its business or affairs that would reasonably be expected to have a significant effect on the results of operations or financial position of the Company, except as otherwise disclosed in its public filings on SEDAR at www.sedar.com.

2.5    Prior Valuations

None.

2.6    Parties to Transaction

The Arrangement was not with an “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations), associate or affiliate of Alamos or AuRico.

2.7    Date of Report

August 7, 2015

Item 3	Financial Statements and Other Information

The audited financial statements of Former Alamos and consolidated financial statements of Former Alamos for the fiscal years ended December 31, 2014 together with the auditor’s report thereon; and, the unaudited interim consolidated financial statements of Former Alamos for the three months ended March 31, 2015, are incorporated by reference into this Report and available under Former Alamos’ profile on SEDAR (www.sedar.com). Alamos has not requested nor obtained the consent Ernst & Young LLP to incorporate by reference its auditors’ report or the consent of KPMG LLP to its report contained in the Circular.

Unaudited Pro forma Statements

The unaudited pro forma consolidated balance sheet of the Company as at March 31, 2015, and the unaudited pro forma consolidated statement of operations of the Company for the three months ended March 31, 2015 and the year ended December 31, 2014, together with the notes thereto and other information required by Part 8 of NI 51-102, giving effect to the Arrangement, are attached as Appendix A hereto.

Appendix “A”

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2015
AND FOR THE YEAR ENDED DECEMBER 31, 2014
(Expressed in thousands of United States dollars, unless otherwise noted)

Alamos Gold Inc.
Unaudited Pro Forma Consolidated Balance Sheet
As at March 31, 2015
(in thousands of United States dollars)

	AuRico	AuRico Metals (Note 6(xvi)	AuRico excluding AuRico Metals	Former Alamos		Pro forma adjustments (Note 6)	Pro forma consolidated
ASSETS
Cash and cash equivalents	$91,084	($208)	$90,876	$351,441	(v)	(20,000)	400,460
					(vi)	(21,844)
					(iii)	(13)
Receivables	14,112	(954)	13,158	12,402			25,560
Current income taxes receivable	4,961	(1,550)	3,411	14,191	(viii)	1,550	19,152
Investments	0	0	0	162			162
Inventories	75,083	(5,293)	69,790	55,115			124,905
Prepaids and deposits	1,581	(40)	1,541	4,445			5,986
	186,821	(8,045)	178,776	437,756		(40,307)	576,225

Investments	176	0	176	0	(xv)	6,856	7,032
Long-term inventories	102,136	0	102,136	6,639			108,775
Investments in associate and joint venture	23,288	0	23,288	0			23,288
Other long-term assets	47,910	(14,642)	33,268	0	(v)	7,560	40,828
Property, plant and equipment and mining interests	1,655,390	(107,289)	1,548,101	437,459	(ix)	(7,245)	1,941,006
					(x)	(37,309)
Intangible assets	27,567	(8,897)	18,670	0			18,670
Goodwill	241,693	0	241,693	0			241,693
	$2,284,981	($138,873)	$2,146,108	$881,854		($70,445)	2,957,517
See accompanying notes

Alamos Gold Inc.
Unaudited Pro Forma Consolidated Balance Sheet
As at March 31, 2015
(in thousands of United States dollars)

	AuRico	AuRico Metals (Note 6(xvi)	AuRico excluding AuRico Metals	Former Alamos		Pro forma adjustments	Pro forma consolidated
LIABILITIES
Trade payables and accrued liabilities	$41,514	($1,433)	$40,081	$32,241	(iv)	921	$73,243
Current income tax liability	452	(187)	265	0			265
Current portion of debt and financing obligations	6,592	0	6,592	0			6,592
Derivative liabilities	2,823	0	2,823	0			2,823
Obligation to renounce flow-through exploration expenditures	4,390	0	4,390	0			4,390
Current portion of long-term provisions	1,671	(388)	1,283	0			1,283
	57,442	(2,008)	55,434	32,241		921	88,596

Debt and financing obligations	306,220	0	306,220	0			306,220
Obligation to renounce flow-through exploration expenditures	1,853	0	1,853	0			1,853
Provisions	27,508	(13,908)	13,600	22,559			36,159
Other liabilities	0	0	0	503			503
Deferred income tax liability	289,216	(14,141)	275,075	40,115	(x) (xi)	(9,406) 50,698	339,311
					(xii)	(17,171)
	682,239	(30,057)	652,182	95,418		25,042	772,642

SHAREHOLDERS’ EQUITY
Capital stock	2,041,791	0	2,041,791	509,068	(i)	(509,068)	2,763,865
					(ii)	722,074
Warrants	0	0	0	21,667	(i)	(21,667)	1,312
					(iv)	1,312
Contributed surplus	63,089	0	63,089	26,758	(i)	(26,758)	67,262
					(iv)	4,173
Deficit	(501,897)	(108,816)	(610,713)	229,453	(i)	(229,453)	(647,323)
					(v)	(12,440)
					(vi)	(21,844)
					(viii)	1,550
					(x)	(27,903)
					(xii)	17,171
					(xv)	6,856
Accumulated other comprehensive income	(241)	0	(241)	(510)	(i)	510	(241)
	1,602,742	(108,816)	1,493,926	786,436		(95,487)	2,184,875

	$2,284,981	($138,873)	$2,146,108	$881,854		($70,445)	$2,957,517
See accompanying notes

Alamos Gold Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the Three Months ended March 31, 2015
(in thousands of United States dollars)

	AuRico	AuRico Metals (Note 6(xvi)	AuRico excluding AuRico Metals	Former Alamos		Pro forma adjustments	Pro forma consolidated

Revenue from mining operations	$65,359	0	$65,359	$44,728	(xiv)	514	110,601

Expenses
Production costs	37,712	0	37,712	29,436	(vii) (xiv)	678 514	68,340
Refining costs	190	0	190	0			190
Amortization and depletion	21,585	0	21,585	8,954	(ix) (x)	228 (678)	30,089
Reclamation, care and maintenance expenses	32	(32)	0	0			0
Total cost of sales	59,519	(32)	59,487	38,390		742	98,619

General and administrative expenses	4,750	(269)	4,481	4,556			9,037
Exploration and business development	406	0	406	1,733	(xiii)	(834)	1,305
Impairment charge	3,175	0	3,175	0			3,175

(Loss) / earnings from operations	(2,491)	301	(2,190)	49		606	(1,535)

Finance costs	(5,816)	47	(5,769)	(360)			(6,129)
Foreign exchange loss	(5,046)	1,229	(3,817)	(1,767)			(5,584)
Other income	6,973	(5,754)	1,219	7,070			8,289
Equity in loss of associate and joint venture	(145)	0	(145)	0			(145)

(Loss) / earnings before income taxes	(6,525)	(4,177)	(10,702)	4,992		606	(5,104)

Deferred income tax expense / (recovery)	28,314	(4,223)	24,091	300	(ix)	(80)	24,311
Current income tax expense	419	(187)	232	2,477			2,709
	28,733	(4,410)	24,323	2,777		(80)	27,020

Net (loss ) / earnings	($35,258)	$233	($35,025)	$2,215		686	($32,124)

Loss per common share
Basic	($0.14)		($0.14)				($0.06)
Diluted	($0.14)		($0.14)				($0.06)

Weighted average number of common shares outstanding (in thousands)
Basic	250,839		250,839				503,313
Diluted	250,839		250,839				503,313

Loss per Class A common share
Basic	($0.14)		($0.14)		(xvii)		($0.13)
Diluted	($0.14)		($0.14)				($0.13)

Weighted average number of Class A common shares outstanding (in thousands)
Basic	250,839		250,839		(xvii)		253,972
Diluted	250,839		250,839				253,972
See accompanying notes

Alamos Gold Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the Year ended December 31, 2014
(in thousands of United States dollars)

	AuRico	AuRico Metals (Note 6(xvi)	AuRico excluding AuRico Metals	Former Alamos		Pro forma adjustments	Pro forma consolidated

Revenue from mining operations	$291,182	0	$291,182	$169,938	(xiv)	1,800	462,920

Expenses
Production costs	199,309	0	199,309	94,686	(vii) (xiv)	3,074 1,800	298,869
Refining costs	595	0	595	0			595
Amortization and depletion	121,468	0	121,468	42,970	(ix) (x)	633 (3,074)	161,997
Reclamation, care and maintenance expenses	5,971	(4,972)	999	0			999
Total cost of sales	327,343	(4,972)	322,371	137,656		2,433	462,460

General and administrative expenses	25,921	(1,428)	24,493	16,377			40,870
Exploration and business development	1,001	0	1,001	6,158	(xiii)	(3,954)	3,205
Impairment charge	91,622	0	91,622	0			91,622

(Loss) / earnings from operations	(154,705)	6,400	(148,305)	9,747		3,321	(135,237)

Finance costs	(19,910)	365	(19,545)	(1,393)			(20,938)
Foreign exchange loss	(6,639)	2,288	(4,351)	(4,700)			(9,051)
Other loss	(17,201)	10,785	(6,416)	(1,315)			(7,731)
Equity in loss of associate and joint venture	(171)	0	(171)	0			(171)

(Loss) / earnings before income taxes	(198,626)	19,838	(178,788)	2,339		3,321	(173,128)

Deferred income tax (recovery) / expense	(26,278)	451	(25,827)	1,100	(ix)	(223)	(24,950)
Current income tax (recovery) / expense	(2,700)	0	(2,700)	3,365			665
	(28,978)	451	(28,527)	4,465		(223)	(24,285)

Net (loss ) / earnings	($169,648)	$19,387	($150,261)	($2,126)		$3,544	($148,843)

Loss per common share
Basic	($0.68)		($0.60)				($0.30)
Diluted	($0.68)		($0.60)				($0.30)

Weighted average number of common shares outstanding (in thousands)
Basic	248,890		248,890				501,364
Diluted	248,890		248,890				501,364

Loss per Class A common share
Basic	($0.68)		($0.60)		(xvii)		($0.59)
Diluted	($0.68)		($0.60)				($0.59)

Weighted average number of Class A common shares outstanding (in thousands)
Basic	248,890		248,890		(xvii)		252,988
Diluted	248,890		248,890				252,988
See accompanying notes

Alamos Gold Inc.
Notes to the Unaudited Pro Forma Consolidated Financial Statements
March 31, 2015
(In thousands of United States dollars, unless otherwise noted)

1.	Description of the transaction

The pro forma consolidated financial statements have been prepared for the purpose of inclusion in the Business Acquisition Report dated August 7, 2015 in connection with the definitive agreement (the “Arrangement Agreement”) which closed on July 2, 2015, pursuant to which AuRico Gold Inc. (“AuRico”) and Alamos Gold Inc. (“Former Alamos”) combined by way of a statutory arrangement under the Business Corporations Act (Ontario) (the “Arrangement”) to form a new intermediate gold producer, Alamos Gold Inc. (“Alamos”).

Under the Arrangement, each share of Former Alamos was exchanged for one Alamos Class A common share (equivalent to 1.9818 existing AuRico shares) and $0.0001 in cash and each share of AuRico was exchanged for 0.5046 Class A common shares of Alamos. Also under the Arrangement, all Former Alamos options, warrants, stock appreciation rights, restricted share units and deferred share units, and all AuRico options, performance share units, restricted share units and deferred share units, were exchanged for equivalent Alamos awards and were adjusted as contemplated by the Arrangement.

In addition, in accordance with the Arrangement, AuRico Metals Inc. (“AuRico Metals”), AuRico and Former Alamos entered into a contribution agreement (the “AuRico Metals Contribution Agreement”), whereby AuRico Metals was transferred the Kemess Project, a new 1.5% net smelter return royalty on the Young-Davidson mine (the “Y-D Royalty”), and the Fosterville, Leviathan and Stawell net smelter return royalties, cash in an amount equal to $20 million less the Converted Committed Amount (as defined below), and cash in an amount equal to the Earn-In Committed Amount (which amount must be spent by AuRico Metals as agent and on behalf of Alamos on Canadian exploration expenses).

In addition, AuRico Metals granted to Alamos a right to earn up to a 30% interest in the Kemess East Project by spending $20 million Canadian dollars (“CAD”) on the Kemess East Project by December 31, 2016, of which $9.5 million CAD, subject to upward adjustment, is a committed amount (such amount in CAD, the “Earn-In Committed Amount”, or such amount converted into US dollars based on the Bank of Canada noon exchange rate on the business day immediately prior to the completion of the Arrangement, the “Converted Committed Amount”). The Earn-In Committed Amount was paid to AuRico Metals on July 2, 2015 and must be spent by AuRico Metals as agent and on behalf of Alamos on Canadian exploration expenses.

If Alamos does not elect to spend the remaining $10.5 million CAD before January 5, 2016, or does not spend or pay to AuRico Metals to spend on its behalf the remaining $10.5 million CAD by December 31, 2016, Alamos shall not earn any interest in the Kemess East Project and shall not be entitled to any credit, refund or other compensation or reimbursement for amounts spent by it (including the Earn-In Committed Amount). If Alamos does receive the earn-in interest, Alamos and AuRico Metals will enter into a joint venture on the Kemess East Project. At any time after Alamos earns into the Kemess East Project, AuRico Metals shall have the right to buy-back Alamos’s interest for approximately $11.55 million CAD, which can be paid in cash or shares of AuRico Metals.

Upon completion of the Arrangement, Alamos owned 4.9% of AuRico Metals, and the remaining 95.1% of AuRico Metals shares will be distributed by Alamos to holders of Class A common shares pro rata to their holdings of Class A common shares.

2.	Basis of presentation

These pro forma consolidated financial statements have been prepared by management of Alamos based on financial statements which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) to give effect to the transactions described in Note 1.

The pro forma consolidated statement of operations for the year ended December 31, 2014 and unaudited pro forma consolidated statement of operations the three months March 31, 2015 give effect to the transaction described in note 1 as if they had occurred on January 1, 2014.

The pro forma consolidated balance sheet as at March 31, 2015 gives effect to the transactions described in note 1 as if they had occurred on March 31, 2015.

The pro forma consolidated financial statements were based on and should be read in conjunction with the:

•	separate audited consolidated financial statements of AuRico as at and for the year ended December 31, 2014, prepared in accordance with IFRS as issued by the IASB;

•	separate audited consolidated financial statements of Former Alamos as at and for the year ended December 31, 2014, prepared in accordance with IFRS as issued by the IASB;

•	unaudited interim consolidated financial statements of AuRico as at and for the three months ended March 31, 2015, prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”); and

•	unaudited interim consolidated financial statements of Former Alamos as at and for the three months ended March 31, 2015, prepared in accordance with IAS 34.

The pro forma consolidated financial statements as at and for the three months ended March 31, 2015 and for the year ended December 31, 2014 was prepared using the acquisition method of accounting. AuRico is considered the legal and accounting acquirer of Former Alamos, and accordingly, these pro forma consolidated financial statements give effect to the business combination reflecting AuRico as the acquirer for accounting purposes. At the time of preparation of these pro forma consolidated financial statements, the measurement of the fair value of the consideration issued and of the assets and liabilities assumed is dependent upon certain valuations and other studies or events that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing pro forma consolidated financial statements. Differences between these preliminary estimates and the final acquisition accounting could occur and these differences could have a material impact on the accompanying pro forma consolidated financial statements and the combined company’s future results of operations and financial position.

Certain reclassifications have been made to the historical financial statements of Former Alamos in the preparation of the pro forma consolidated financial statements to conform to the financial statement presentation currently adopted by AuRico, and to align the accounting policies of Former Alamos to those applied by AuRico.

The historical consolidated financial statements have been adjusted to give effect to pro forma events that are (1) directly attributable to the transactions, (2) factually supportable, and (3) with respect to the income statement, expected to have a continuing impact on the consolidated results.

The assets acquired and liabilities assumed of Former Alamos will be recorded as of the completion of the Arrangement, primarily at their respective fair values and added to those of AuRico. The results of operations of Former Alamos will be included in the financial statements of the combined company as of the date of the completion of the Arrangement.

In the opinion of management, all adjustments considered necessary for a fair presentation have been included. No adjustments have been made to reflect any cost savings, operating synergies, or revenue enhancements that the combined company may achieve as a result of the Arrangement, the costs to integrate the operations of AuRico and Former Alamos, or the costs necessary to achieve any cost savings, operating synergies or revenue enhancements. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Arrangement been completed as of the dates indicated. In addition, the pro forma consolidated financial statements do not purport to project the future financial position or operating results of the combined company.

For the purposes of the application of IFRIC 17, fair values of the assets distributed to AuRico Metals was determined effective July 2, 2015, and any resulting gain or loss will recorded in the Statement of Operations of Alamos at that time, rather than in the pro forma consolidated financial statements.

3.	Accounting policies

The pro forma consolidated financial statements have been prepared using accounting policies consistent with the policies used in preparing AuRico’s audited consolidated financial statements as at and for the year ended December 31, 2014, prepared in accordance with IFRS as issued by the IASB.

4.	Estimated consideration transferred

The pro forma consolidated financial statements reflect the following preliminary estimate of consideration to be transferred to effect the Arrangement:

	Conversion calculation	Fair value

Alamos common shares outstanding on July 2, 2015	127,396,102
Multiplied by the exchange ratio of 1.9818 common shares of AuRico for each share of Alamos outstanding	252,473,595 AuRico shares to be issued
Multiplied by AuRico’s share price as at July 2, 2015	$2.86	$722,074

Cash payment in the amount of $0.0001 per share		13
Number and estimated fair value of Alamos warrants exchanged for warrants in the combined company	7,167,866	1,312
Number and estimated fair value of Alamos stock options exchanged for stock options in the combined company	5,638,700	798
Number and estimated fair value of Alamos SARs exchanged for SARs in the combined company	2,679,557	560
Number and estimated fair value of Alamos RSUs exchanged for RSUs in the combined company	1,175,392	1,891
Number and estimated fair value of Alamos DSUs exchanged for DSUs in the combined company	159,425	924
Estimate of consideration to be transferred(1)		$727,572

(1)
In accordance with the acquisition method of accounting, the fair value of equity securities issued as part of the consideration transferred was measured on the closing date of the Arrangement at the market price, being $2.86 per share on July 2, 2015.

5.	Estimate of assets to be acquired and liabilities to be assumed

The pro forma consolidated financial statements reflect the following preliminary estimate of the assets to be acquired and the liabilities to be assumed in the Arrangement, reconciled to the consideration transferred (note 4) as a result of the Arrangement as at March 31, 2015:

Book value of net assets acquired	$786,436
Fair value and other adjustments to:
Mining interests (i)	(7,245)
Trade payables and accrued liabilities (ii)	(921)
Deferred income tax liability (iii)	(50,698)

Estimate of consideration expected to be transferred	$727,572

(i)	Reflects an adjustment of ($7,245) to record the preliminary fair value adjustment allocated to Alamos’ mining interests, resulting in a total fair value of $430,214.

(ii)	Represents an adjustment of $921 to record the preliminary fair value adjustment related to the replacement SARs, RSUs, and DSUs which are cash-settled and accounted for as liabilities.

(iii)
Represents the estimated deferred income tax liability, calculated based on an estimated substantively enacted income tax rate in each jurisdiction, multiplied by the difference between fair value and the tax basis of the assets.

6.	Pro forma adjustments and assumptions

Adjustments included in the “Pro forma adjustments” column represent the following:

(i)	These pro forma adjustments eliminate the historical equity accounts of Alamos.

(ii)	This pro forma adjustment reflects the issuance of 252,473,595 common shares of AuRico at $2.86 per share in connection with the acquisition of 100% of the outstanding shares of Former Alamos.

(iii)
This pro forma adjustment reflects the cash consideration of $0.0001 per common share paid to shareholders of Former Alamos in accordance with the Arrangement, multiplied by 127,396,102, being the common shares of Former Alamos outstanding on July 2, 2015.

(iv)
This pro forma adjustment reflects the fair value of replacement stock options outstanding with a total estimated fair value of $798, replacement SARs with a total estimated fair value of $560, replacement RSUs with a total estimated fair value of $1,891 and replacement DSUs with a total estimated fair value of $924. This adjustment also represents the fair value of replacement warrants with a total estimated fair value of $1,312. This adjustment also reflects the $921 increase in trade payables and accrued liabilities relating to the increased value of the cash-settled RSUs, DSUs, and SARs.

(v)
This pro forma adjustment reflects the capitalization of AuRico Metals with $20,000 cash, as per the Arrangement. Of this amount, $7,560 ($9,500 CAD) represents the Converted Committed Amount (Earn-In Committed Amount), which will be converted into US dollars based on the Bank of Canada noon exchange rate on the business day immediately prior to the completion of the Arrangement. The Earn-In Committed Amount must be spent by AuRico Metals as agent and on behalf of Alamos on Canadian exploration expenses.

(vi)
This pro forma adjustment reflects AuRico and Former Alamos’ combined estimated transaction costs of approximately $21,844 associated with the Arrangement. These costs are reflected as an adjustment to cash and cash equivalents and the deficit balance. These costs are not expected to continue, and as such, an adjustment has not been included within the pro forma consolidated income statement.

(vii)	This pro forma adjustment reflects the increase in production costs associated with the payment of the Y-D royalty to AuRico Metals.

(viii)	This pro forma adjustment reinstates the current tax receivables previously eliminated in the AuRico Metals adjustments as all tax receivables will remain with Alamos as per the Arrangement.

(ix)
This pro forma adjustment reflects the estimated decrease to mining interests associated with the preliminary fair value adjustment of approximately $7,245 (note 5). Although the fair value of all mining interests decreased, the fair value of producing assets increased. Therefore, the associated increase to amortization and depletion related to the producing operation is estimated to be approximately $228 and $633 for the three months ended March 31, 2015 and the year ended December 31, 2014, respectively, partially offset by a deferred income tax impact of $80 and $223, respectively.

(x)
This pro forma adjustment reflects the disposal of the book value of the Y-D Royalty, of approximately $37,309, associated with the AuRico Metals distribution, along with the related deferred income tax impact of $9,406. In addition, a reduction in amortization and depletion of approximately $678 and $3,074 was recognized relating to this transaction for the three months ended March 31, 2015 and the year ended December 31, 2014, respectively.

(xi)
This pro forma adjustment reflects an estimate of the tax impact of the Arrangement on the pro forma balance sheet, primarily related to the estimated fair value adjustment for mining interests and the capitalization of exploration costs. See note 5. The actual effective tax rate of the combined company could be significantly different [either higher or lower] than the estimated tax rate, and depends on post-Arrangement activities.

(xii)
This pro forma adjustment gives effect to the deferred tax consequences of the transfer of net assets to AuRico Metals, after the previously eliminated deferred tax liability included in the AuRico Metals adjustments.

(xiii)	This pro forma adjustment reflects the capitalization of exploration costs incurred and previously expensed by Alamos in accordance with AuRico’s accounting policy.

(xiv)	This pro forma adjustment presents Former Alamos’ silver sales in revenue from mining operations on a basis consistent with the presentation in AuRico’s consolidated financial statements.

(xv)	This pro forma adjustment represents the 4.9% investment in AuRico Metals retained by Alamos.

(xvi)	These pro forma adjustments eliminate the AuRico Metals assets, liabilities, revenues and expenses based on amounts included in the Kemess Project and Royalties carve-out financial statements.

(xvii)	The pro forma consolidated basic and diluted earnings per share for the period presented is calculated as follows:

For the three months ended March 31, 2015:	(thousands)
AuRico’s weighted average number of shares outstanding - basic and diluted	250,839
Adjustment for AuRico common shares assumed issued on January 1, 2014 to Alamos shareholders in connection with the Arrangement	252,474
Pro forma weighted average common shares outstanding - basic and diluted	503,313
Adjustment for exchange to Class A common shares at 0.5046	(249,341)
Pro forma weighted average Class A common shares outstanding - basic and diluted	253,972

For the year ended December 31, 2014:
AuRico’s weighted average number of shares outstanding - basic and diluted	248,890
Adjustment for AuRico common shares assumed issued on January 1, 2014 to Alamos shareholders in connection with the Arrangement	252,474
Pro forma weighted average common shares outstanding - basic and diluted	501,364
Adjustment for exchange to Class A common shares at 0.5046	(248,376)
Pro forma weighted average Class A common shares outstanding - basic and diluted	252,988